FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
____________________________________________________________________________
1.   Name and Address of Reporting Person
     Compagnie Generale des Eaux ("CGE")
     52 Rue d'Anjou
     Paris, France 75464
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2.   Issuer Name and Ticker or Trading Symbol
     Air & Water Technologies Corporation ("AWT")
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3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

____________________________________________________________________________
4.   Statement for Month/Year
     3/98
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5.   If Amendment, Date of Original (Month/Year)

____________________________________________________________________________
6.   Relationship of reporting person to Issuer (Check all applicable)
     (  ) DIRECTOR
     ( X) 10% OWNER
     (  ) OFFICER (GIVE TITLE BELOW)
     (  ) OTHER (SPECIFY TITLE BELOW)

____________________________________________________________________________
7.   Individual, or Joint/Group Filing (Check all applicable)
     ( X) Form filed by One Reporting Person
     (  ) Form filed by More than One Reporting Person

===========================================================================
TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
____________________________________________________________________________
1.   Title of Security (Instr. 3)
     Class A Common Stock, par value $.001 per share ("Class A Common Stock")
____________________________________________________________________________
2.   Transaction Date (Month/Day/Year)
     (a)  3/4/98
     (b)  3/10/98
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3.   Transaction Code (Instr. 8)
     (a) O  (See explanation of responses below.)
     (b) P  (See explanation of responses below.)
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4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
     (a) 86,682,816 shares at $1.75/share (A)
     (b) 19,031,470 shares at $1.75/share (A)
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5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
     153,609,975 shares (See explanation of responses below.)
____________________________________________________________________________
6.   Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
     D (112,621,760 shares)
     I (40,988,215 shares)
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7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     By Anjou International Company, a wholly owned subsidiary ("Anjou")
     (See explanation of responses below.)
____________________________________________________________________________
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
============================================================================
TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
____________________________________________________________________________
1.   Title of Derivative Security (Instr. 3)
     Rights to purchase shares of Class A Common Stock ("Rights"), each
     Right entitling the holder to purchase one share of Class A Common Stock
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2.   Conversion or Exercise Price of Derivative Security
     $1.75 per share of Class A Common Stock
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3.   Transaction Date (Month/Day/Year)
     3/4/98
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4.   Transaction Code (Instr. 8)
     O  (See explanation of responses below.)
____________________________________________________________________________
5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
       (Instr. 3, 4, and 5)
     86,682,816 Rights (D)
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6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Immediately exercisable; expiration date 3/4/98
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7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     86,682,816 shares of Class A Common Stock
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8.   Price of Derivative Securities (Instr. 5)
     See Item 2 of this Part.
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9.   Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)
     None
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10.  Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)
     Not applicable  (See Item 9 of this Part.)
____________________________________________________________________________
11.  Nature of Indirect Beneficial Ownership (Instr. 4)
     Not applicable  (See Item 9 of this Part.)
____________________________________________________________________________
EXPLANATION OF RESPONSES:

     On March 4, 1998, CGE and Anjou exercised in full the Rights received in the rights offering by AWT to purchase, at a subscription price of $1.75 per share, an aggregate of 86,682,816 shares of Class A Common Stock at an aggregate cash price of $151,694,928. The rights offering was conducted pursuant to the terms of the Recapitalization Agreement, dated as of September 24, 1997 and amended as of January 26, 1998, among AWT, CGE and Anjou (the "Recapitalization Agreement"). On March 10, 1998, pursuant to the terms of the Recapitalization Agreement, CGE also purchased, at a cash price of $1.75 per share, an additional 19,031,470 shares of Class A Common Stock available as a result of unexercised Rights in the rights offering at an aggregate cash price of approximately $33,305,073. Following its purchase of shares of Class A Common Stock in the rights offering, CGE beneficially owns an aggregate of 153,609,975 shares of Class A Common Stock, including 40,988,215 shares owned indirectly through Anjou.

COMPAGNIE GENERALE DES EAUX

By:    /s/ Guillaume Hannezo                          April 9, 1998
       _______________________                       ___________________
   **  Name:  Guillaume Hannezo                            Date
       Title:  Chief Financial Officer

_____________________________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).